April 4, 2022

VIA EDGAR TRANSMISSION AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc.

Registration Statement on Form S-1

Registration No. 333-264104

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-264104) (the “Registration Statement”) of Xponential Fitness, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 P.M. Eastern Time on April 6, 2022, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

[Signature page follows]

Very truly yours,

Xponential Fitness, Inc.

By:

/s/ Anthony Geisler
Name: Anthony Geisler
Title: Chief Executive Officer

[Signature Page to Company Acceleration Request]